Dale E. Short — (310) 789-1259 — dshort@troygould.com	File No. 3324-2

November 27, 2013

FOIA CONFIDENTIAL TREATMENT REQUEST

The entity requesting confidential treatment is:

Kindred Biosciences, Inc.

1499 Bayshore Highway, Suite 226

Burlingame, California 94010

Attn: Richard Chin, M.D., President and Chief Executive Officer

BY EDGAR Transmission, Facsimile (202-772-9198) and Courier

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler

Rule 83 Confidential Treatment Request by Kindred Biosciences, Inc.

Re:	Kindred Biosciences, Inc. - Anticipated Price Range

Registration Statement on Form S-1 (File No. 333-192242)

Dear Mr. Riedler:

This letter is furnished supplementally on behalf of Kindred Biosciences, Inc. (the “Company”) in connection with the review by the Securities and Exchange Commission (the “Commission”) of the above-mentioned Registration Statement (the “Registration Statement”). The purpose of this letter is to provide supplemental information to the Staff regarding the estimated public offering price per share for the Company’s proposed intial public offering and to provide a further response to comment 11 in Staff’s letter to the Company dated October 29, 2013.

The Company’s response set forth in this letter is numbered to correspond to the numbered comment in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in the Registration Statement. For ease of reference, we have set forth the Staff’s comment in italics below, followed by the Company’s response.

Securities and Exchange Commission

CONFIDENTIAL TREATMENT REQUESTED BY

KINDRED BIOSCIENCES, INC.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Stock-Based Compensation, page 38

11. We may have additional comments on your accounting for stock compensation and related disclosure once you have disclosed an estimated offering price. Please provide quantitative and qualitative disclosures explaining the difference between the estimated offering price and the fair value of each equity issuance.

Estimate Offering Price

The Company advises the Staff that it presently estimates, based in part on advice and input recently received from its underwriters, that the public offering price per share for the offering pursuant to the Registration Statement will be between $[****] and $[****] (the “Preliminary Assumed IPO Price”), considering information currently available and current market conditions. Given the volatility of the public trading markets and the uncertainty of the timing of the offering, the Company and the underwriters have not yet finally agreed to a price range for the offering. The Company advises the Staff, however, that the final range to be included in a pre-effective amendment to the Registration Statement will include a price range of no more than $2.00 or 10% of the low end of the range unless otherwise approved by the Staff.

Historical Fair Value Determination and Methodology

The Company’s discussion of stock-based compensation is primarily contained in the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Significant Judgments and Estimates—Share-Based Compensation” (the “Section”), which has previously been filed and is included on pages 39 through 47 of the Registration Statement. As described in the Section, the Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants (the “AICPA”), Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”).

In addition, as described in the Section, the Company’s Board of Directors has historically considered various objective and subjective factors to determine the fair value of the Company’s common stock, including, among others: the conclusions of contemporaneous or retrospective third-party valuations of the Company and its common stock, historical operating and financial performance, the Company’s stage of development and risks related to its business or industry, the progress of its research and development

Securities and Exchange Commission

CONFIDENTIAL TREATMENT REQUESTED BY

KINDRED BIOSCIENCES, INC.

programs, the Company’s results of operations and financial position, the superior rights and preferences of the Company’s preferred stock relative to the common stock at the time of each grant, the lack of marketability of the Company’s common stock and external market and economic conditions affecting the animal health and biotechnology industries. The Company also considered the likelihood of achieving a liquidity event such as an IPO or sale of the Company in light of prevailing market conditions, and then used either the Option Pricing Method (“OPM”) or the Probability Weighted Expected Return Method (“PWERM”) to allocate the fair value of the Company to each class of the Company’s stock, both of which are accepted valuation methods under the AICPA Practice Guide.

Most Recent Fair Value Determination

As described in the Section, on November 11, 2013, the date of the Company’s most recent option grants, the Company determined the fair value of its common stock to be $3.83 per share (the “Estimated Fair Value”). This determination was based on the Board’s evaluation of the factors described above, including a review of the Company’s most recent third-party valuation of its common stock, which had been conducted using the PWERM method as of October 21, 2013 and resulted in a fair value determination of $3.83 per share. The fact that the fair value remained substantially unchanged during the period between such determinations is consistent with the fact that there were no significant developments with respect to the Company during such period.

Comparison of Estimated Fair Value and Assumed IPO Price

The Company advises the Staff that the following disclosure will be included in the next pre-effective amendment to the Registration Statement in response to the Staff’s comment to provide the primary factors that contributed to the increase in the estimated public offering price from the Company’s Estimated Fair Value.

“We note that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between us and the underwriters. Among the factors that were considered in setting this range were the following:

•	an analysis of the typical valuation ranges seen in recent IPOs for companies in our industry;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies;

Securities and Exchange Commission

CONFIDENTIAL TREATMENT REQUESTED BY

KINDRED BIOSCIENCES, INC.

•	an assumption that there would be a receptive public trading market for pre-commercial animal health companies such as us; and

•	an assumption that there would be sufficient demand for our common stock to support an offering of the size contemplated by this prospectus.

We believe that the difference between the fair value of our common stock as of November 11, 2013 and the midpoint of the price range for this offering is the result of these factors and the following factors and positive developments with respect to our business that occurred subsequent to November 11, 2013:

•	the PWERM method uses a probability weighted approach as described above, and the resulting estimate of the fair value of our common stock as of November 11, 2013 reflected the potential for alternative liquidity events, which decreases the estimated fair value due to the combination of (i) the mix of other expected business equity values that were lower in the alternative liquidity events scenario than in the IPO scenario and (ii) the application of a discount for lack of marketability; conversely, the midpoint of the estimated price range for this offering necessarily assumes only a single potential liquidity event, the IPO, and does not include a discount for lack of marketability, as an active trading market for the common stock will exist following the IPO. As a result, the midpoint of the estimated price range for this offering was neither reduced by other expected business equity values from other potential future liquidity events nor discounted for lack of marketability;

•	we made progress in our ongoing pivotal trial of CereKin for the treatment of dogs for the treatment of osteoarthritis pain and inflammation; and

•	the NASDAQ Biotechnology (^NBI) index increased [7.6]% from November 11, 2013 to November 26, 2013 and the market for initial public offerings of common stock of similarly situated biotechnology companies has been very favorable.”

Conclusion

The Company has historically determined the fair value of its common stock consistent with the guidance set forth in the AICPA Practice Guide, including, specifically, its use of OPM and PWERM, both of which are accepted valuation methods under the AICPA Practice Guide. The Company believes that the deemed per share fair values used

Securities and Exchange Commission

CONFIDENTIAL TREATMENT REQUESTED BY

KINDRED BIOSCIENCES, INC.

as the basis for determining stock-based compensation in connection with its stock option grants since January 1, 2012 and the Preliminary Assumed IPO Price are reasonable and appropriate for the reasons described herein and in the Section.

The Company respectfully requests that the redacted information contained in this request letter be treated as confidential information pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83, and that the Commission provide timely notice to Richard Chin, M.D., President and Chief Executive Officer, Kindred Biosciences, Inc., 1499 Bayshore Highway, Suite 226, Burlingame, California 94010, telephone (650) 701-7901, before it permits any disclosure of the underlined and highlighted information contained in this request letter. This letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this letter.

Please direct any questions or comments regarding this letter or the Registration Statement to the undersigned at (310) 789-1259. Thank you for your assistance.

Very truly yours,

/s/ Dale E. Short
Dale E. Short

DES: bwg

cc:	Vanessa Robertson (Mail Stop 4720)
Jim Robinson (Mail Stop 4720)
Matthew Jones (Mail Stop 4720)